VIA EDGAR

October 25, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:          Fluence Energy, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-259839)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company's proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on October 27, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 19, 2021, through the date hereof:

Preliminary Prospectus dated October 19, 2021:

Approximately 1,620 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ Lucy Brash
Name: Lucy Brash
Title: Executive Director

Morgan Stanley & Co. LLC

By:	/s/ Tegh Kapur
Name: Tegh Kapur
Title: Executive Director

[Signature Page to Acceleration Request by Underwriters]